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May 27, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

Attn:	Kyle Wiley, Staff Attorney
Office of Technology

Re:	LaneAxis, Inc.
Offering Statement on Form 1-A
Filed April 28, 2022
File No. 024-11871

Dear Mr. Wiley:

This firm is outside corporate and securities counsel to LaneAxis, Inc. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated May 18, 2022 (the “Letter”), relating to the Company’s Offering Statement on Form 1-A (File No. 024-11871) filed with the Commission on April 28, 2022 (the “Offering Statement”).

The numbered paragraphs below correspond to the numbered comments in the Letter and for convenience the Staff’s comments are included and presented in bold italics directly above the Company’s response. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Offering Statement accordingly and concurrently herewith is filing its amended Offering Statement (the “Amended Offering Statement”).

{continued on following page}

Offering Statement on Form 1-A

Summary

Blockchain Technology meets LaneAxis and Vice Versa, page 3

1.	Please provide a plain-English definition of blockchain and include a more detailed explanation of how your business utilizes blockchain technology.

In response to the Staff’s comment, the Company has included on page 3 of the Amended Offering Statement a plain-English definition of blockchain and a more detailed explanation of how its business utilizes blockchain technology. “Blockchain is a software solution that records data on a centralized or decentralized network improving the efficiency and security of the information stored (the “Blockchain”). In the transportation industry, in which the Company operates, information and data is fragmented with no centralized sets of data that all parties can rely upon. The Company aims to solve this inefficiency by connecting shippers directly with carriers to negotiate, process and manage shipments. The Company uses a private blockchain (the “LaneAxis Blockchain”) to store the 35 or more shipment events (or data points) from “Shipment Creation to Delivery Completed” on the LaneAxis Blockchain and accurately record on the LaneAxis Blockchain the chain of custody between the shipper, carrier and driver as the parties.”

2.	Please provide a discussion regarding Ethereum gas fees and any other costs associated with the creation and transfer of NFTs or other crypto assets. To the extent available, be sure to include a detailed discussion of the current average fees per transaction and how an increase in the fees would impact your business. In addition, discuss the feasibility of your NFT business model in light of the Ethereum gas prices and fees.

In response to the Staff’s comment, the Company has included on page 3 of the Amended Offering Statement the following disclosure regarding Ethereum gas fees and any other costs associated with the creation and transfer of NFTs or other crypto assets utilized by the Company. “As the LaneAxis Blockchain is private there are no gas fees associated with the storage of data or recording of any transactions on it. There is no crypto asset associated with the LaneAxis Blockchain. The Company will not own the NFT and the underlying crypto asset, which will be owned by the creator of the NFT. The NFT is minted by the applicable insurance company and will be tagged to the lifecycle of the shipment for insurance coverage procured per shipment and to a Carrier for ongoing insurance policies (the “Insurance NFT”). This Insurance NFT will not be transferred from the owner/creator to any shipper, carrier and driver or to any specific shipment. The Company will only read the NFT information for the applicable Insurance NFT to validate the creation, authenticity and expiration of such certificate.”

3.	We note that you intend to utilize smart contracts to self-execute Certificates of Insurance ("COI") underlying NFTs. Include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.

The Company’s current business model allows carriers to upload a PDF of their insurance document with a valid expiry date. There are currently no NFTs minted for this insurance document in the Company’s system. In the future Certificates of Insurance would be minted by the insurance company directly to mitigate the risk of fraud - thus there are no inherent risks of coding errors or security vulnerabilities on the Company’s platform and Blockchain. As the insurance company would mint these NFTs, the Company's platform only gathers the information of the NFT generated for the applicable insurance document. The Company only has “read” capabilities and does not have “write” capabilities.

However, in response to the Staff’s comment, the Company has included on page 6 of the Amended Offering Statement the following new risk factor.

“Smart contracts are new and their ongoing development and operation may result in problems or be subject to errors or hacks, which could reduce the demand for ether or cause a wider loss of confidence in the LaneAxis network or the LaneAxis Blockchain, any of which could have an adverse impact on the value of ether.

Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their programming (i.e., coding errors) can have damaging effects. For instance, coding errors may potentially create vulnerabilities that allow an attacker to drain the funds associated with the smart contract, cause issues or render the protocol unusable. There have been a number of vulnerabilities in various smart contract implementations exploited by hackers since the launch of the Ethereum network in 2015 that have resulted in the loss of ether from accounts. Problems with the development, deployment, and operation of smart contracts may have an adverse effect on the value of ether. In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges, or “super users.” These users may have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract.

Many blockchain-based applications/platforms are currently deployed on the Ethereum network, and smart contracts relating to such applications/platforms currently represent a significant source of demand for ether. For smart contracts that hold a pool of digital asset reserves, smart contract super users or admin key holders may be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the digital assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. Super users can also become targets of hackers and malicious attackers. Furthermore, the underlying smart contracts may be insecure, contain bugs or other vulnerabilities, or otherwise may not work as intended. Any of the foregoing could cause users of the LaneAxis network or the LaneAxis Blockchain to be negatively affected, or could cause LaneAxis and/or its technology or products to be the subject of negative publicity. Because the LaneAxis Blockchain is built on the Ethereum blockchain and the Ethereum blockchain represents a significant source of demand for ether, public confidence in the Ethereum network itself could be negatively affected, and the value of ether could decrease, which may have a material adverse effect on the Company’s business, operations and financial condition.”

4.	We note your disclosure that, "The LaneAxis blockchain will be built on the Ethereum blockchain, but critically can be critically “paired” to other existing blockchain platforms." Please elaborate what it means to "pair" to other blockchain networks and what this would mean in regards to your business. Additionally, to the extent you intend to utilize other blockchains for minting NFTs, please provide a discussion regarding the functionality differences between those blockchains and Ethereum. Be sure to include a discussion of the impact of transaction fees, lack of liquidity, and volatility as it relates to your network.

In response to the Staff’s comment, the Company has included on page 3 of the Amended Offering Statement the following disclosure. “Furthermore, as the LaneAxis Blockchain is private, thus all viewing of transactions on the chain for a shipment are restricted between the shipper, carrier and the Company. Further, the private nature of the LaneAxis Blockchain eliminates any issues related to transaction fees, liquidity and/or volatility. The LaneAxis Blockchain pairing refers to compatibility with other network blockchains in the market to consume information on any NFTs minted for the Certificate of Insurance or transportation related documents.”

5.	We note that you've developed a "proprietary" blockchain and that only "permissioned supply chain partners" will be able to access the ledger. Given that your network is being developed on the Ethereum blockchain, please clarify the nature of your network. For example, discuss whether your network will be permissioned or not. Additionally, please disclose whether any crypto assets, that are or may be utilized on the network, will be transferrable outside the network.

In response to the Staff’s comment, the Company has included on page 3 of the Amended Offering Statement the following disclosure. “The LaneAxis Blockchain is a private blockchain built on the Quorum Blockchain which is compatible with other Ethereum blockchains. The Company’s network (the “Network”) is permissioned using OAuth 2.0 protocol and provides limited access based on the roles for shipper, carrier and driver for read and write access. The information for each shipment stays private between the shipper, carrier and driver. There are no crypto assets attached to the transactions processed on that chain. This Insurance NFT will not be transferred from the owner/creator to any shipper, carrier and/or driver or to any specific shipment. The Company reads the NFT information for the applicable Insurance NFT to validate the creation, authenticity and expiration of such certificate. LaneAxis does not read or take action on any information for the past transactions or allow the transfers of any Insurance NFT.”

6.	Please provide us with your detailed legal analysis as to why your NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of which should be registered under the Act. Your analysis should address the NFTs themselves and the program or ecosystem through which the NFTs are being issued. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

In response to the Staff’s comment, the Company has included on page 3 of the Amended Offering Statement the following disclosure. “The Company collects the information for any NFT minted for the certificate of insurance (“Certificate of Insurance” or “COI”). The NFT minted for the Certificate of Insurance is never transferred on the LaneAxis Blockchain or other compatible blockchains as the minted NFT represents the proof of authenticity of the Certificate of Insurance by the respective insurance company. As there are no transactions of the NFT that occur or are facilitated by the Network, the Company would not be considered as a “Money Transmitter” and is compliant with FinCEN requirements. Accordingly, any NFT minted for the Certificate of Insurance does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act.”

In addition, for the reasons set forth below, the Company respectfully advises the Staff that the non-fungible tokens (“NFTs”) minted for the Certificate of Insurances as discussed by the Company in the Amended Offering Statement do not represent the offer and sale of a separate or new security.

Section 2(a)(1) of the Securities Act of 1933, as amended, defines a "security" as: any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract. voting-trust certificate, certificate of deposit for a security, .. . or, in general, any interest or instrument commonly known as a "security.” What constitutes an investment contract is determined based on the test articulated by the U.S. Supreme Court in Securities and Exchange Commission v. W J. Howey Co.

The Company has analyzed all applicable laws and has come to the conclusion that its planned business model of utilizing NFTs minted for the Certificates of Insurance substantially differs from how Merrill Lynch, Pierce Fenner & Smith (“ML”) marketed its CD program as described in the Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985) case (“Gary Plastic”).

In Gary Plastic, the Second Circuit held that transactions in instruments (certificates of deposit) that themselves are not securities can still be subject to the securities laws, when such instruments animate a broader investment contract. There, the Court found that the establishment of a secondary market as a critical part of an issuer’s marketing efforts for what was otherwise not a security (specifically, certificates of deposit), coupled with the potential for investment profits, rendered the application of the securities laws necessary.

With respect to the Company, the NFTs utilized by LaneAxis fail the Gary Plastic test as the NFTs are: (i) akin to a proof of authenticity rather than an investment contract, as defined under the Howey test; and (ii) do not evidence an investment contract by their use in the larger context of how LaneAxis operates its Network.

Howey

As established by SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”), the Supreme Court articulated the three-prong test set forth below for determining whether a particular instrument is an “investment contract” and the courts have essentially followed that test ever since: (1) a person invests money; (2) in a common enterprise; and (3) is led to expect profits solely from the efforts of the promoter or a third party.

While the SEC has not provided guidance on when an NFT is a security, the SEC staff have noted: “…the main issue in analyzing a digital asset under the Howey test is whether a purchaser has a reasonable expectation of profits (or other financial returns} derived from the efforts of others. A purchaser may expect to realize a return through participating in distributions or through other methods of realizing appreciation on the asset, such as selling at a gain in a secondary market.”1

Under Howey, the Company’s NFTs minted for the Certificates of Insurance do not constitute an investment contract as they fail to satisfy the first and third prongs. Most importantly, there is no investment into an NFT, and none of the participants in the Network (shippers and carriers) have a reasonable expectation of profits (or other financial returns) derived from the efforts of others. The NFT is created solely to act as a certificate of authenticity to obtain a Certificate of Insurance.  Since the NFT does not promise or create a return on investment from the efforts of others, the NFT could not be deemed a security.

The LaneAxis Network attempts to solve the problem of matching variable pieces of data so that if one party (a Shipper) establishes a certain set of criteria and another party (the Carrier) accepts such matching conditions, a smart contract will be created and an NFT will be “minted.”  Lastly, there is no expectation of profit upon the reliance of others. In Howey, the investors were passive and relied on the efforts of a third party to generate profits. Unlike in Howey, the user of the NFT minted for the Certificate of Insurance is not passive, as the NFT itself is fundamental in establishing a unique smart contract between two active parties. In addition, these NFTs are neither purchased nor sold by the Shipper, Carrier and/or the Company and there is no secondary market for them. They are simply used as a “proof of authenticity” to validate a smart contract in connecting two interested parties instantaneously.

Gary Plastic

In Gary Plastic, the crux of the case relied on the fact that the variable interest rates were the key to determining that the certificates of deposit, which by themselves are exempt from being considered a security, were in fact, securities.  See Wolf v. Banco Nacional de Mexico, S.A., 739 F.2d 1458, 1461 (9th Cir.1984), cert. denied, --- U.S. ----, 104 S.Ct. 784, 83 L.Ed.2d 778 (1985) (court relied on Marine Bank criteria to find that Certificate of Deposit issued by a Mexican bank was not a security).  There, ML acted as a market maker by pooling together various certificates of deposits and profited on the varying interest rates in a secondary market.  In Gary Plastic, the Second Circuit found it significant that the secondary market maintained by Merrill Lynch was a way for investors to obtain liquidity for their investment and to realize capital appreciation under favorable market conditions. 756 F.2d at 240.

1 Framework for "Investment Contract" Analysis of Digital Assets (2019), available at: https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets#

This element of secondary market activity is not applicable in the context of the LaneAxis Network. The Company only collects the information for an NFT minted for the Certificate of Insurance. In Gary Plastic, the Court also relied upon the benefits of the liquidity provided by ML to protect the investor’s principal against delays arising from insolvency proceedings and, should the investor need cash before stated maturity, to protect against penalties for early withdrawal. With respect to the Company’s business model, the NFT is never transferred, pooled or resold on the LaneAxis Blockchain or other compatible blockchains as the minted NFT represents a proof of authenticity of an insurance document by the respective insurance company. The NFT cannot appreciate nor depreciate in value and collectively fails to constitute an investment contract.

Lastly, the Court in Gary Plastic also noted that “Although courts should construe the statutes broadly, because they are remedial, they should keep in mind that to afford the securities laws too wide a reach over banking institutions could overburden that already extensively regulated industry.”  The Company operates primarily as a network where the NFTs operate to streamline an industry inundated with conflicting and unverifiable data.  NFTs use would ease the overly burdened supply chain and logistics industry. In addition, there is real value in such applications that can be accessed and executed electronically with a public, immutable record and without the need for a trusted third party to verify transactions.

Description of Business

General, page 31

7.	We note that as your blockchain-powered "brokerless" network matures, "non-fungible tokens (“NFTs”) may be integrated for purposes of verifying Certificates of Insurance held by carriers." Disclose any risks relating to the operation of such a platform and any regulatory requirements with which you are or may be required to comply. For example, discuss whether your network would be considered a "money transmitter" requiring registration as a money services business pursuant to FinCEN requirements. As another example, discuss the impact of high gas and transaction fees, lack of liquidity, grand volatility as it relates to the network.

In response to the Staff’s comment, the Company has included on page 3 of the Amended Offering Statement the following disclosure. “The Company collects the information for any NFT minted for the Certificate of Insurance. The NFT minted for the Certificate of Insurance is never transferred on the LaneAxis Blockchain or other compatible blockchains as the minted NFT represents the proof of authenticity of the Certificate of Insurance by the respective insurance company. As there are no transactions of the NFT that occur or are facilitated by the Network, the Company would not be considered as a “Money Transmitter” and is compliant with FinCEN requirements. Accordingly, any NFT minted for the Certificate of Insurance does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act.”

8.	Please clarify which blockchain and standard will be used to create the NFTs. For example, to the extent true, please disclose if you intend to use the ERC-721 standard.

In response to the Staff’s comment, the Company has clarified on page 31 of the Amended Offering Statement that the LaneAxis Blockchain does not mint any NFTs, but the Company would collect NFTs related information from Ethereum compatible blockchains. The NFT standard would be ERC-721.

9.	Given your future plans to mint COIs as NFTs, please disclose if any other crypto assets are or may be used within your network.

In response to the Staff’s comment, the Company has included on page 31 of the Amended Offering Statement the following disclosure. “In the future the Company plans to create an ERC-721 smart contract to mint an NFT for a Certificate of Insurance on an Ethereum compatible blockchain. The Company intends to restrict the NFT creation action to only be performed by vetted and verified insurance companies.”

10.	Please provide in the filing a description of your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court. Further, please include a risk factor addressing the uncertainty of such assessments and the consequences of making an incorrect assessment or a regulatory body or court disagreeing with the company’s assessment. Finally, please address the potential regulatory risks under the U.S. federal securities laws if such crypto assets are determined to be securities, such as compliance with Section 5 of the Securities Act or whether the company could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities Exchange Act of 1934.

In response to the Staff’s comment, the Company has included on page 31 of the Amended Offering Statement the following disclosure. “The Company does not plan or intend to facilitate transactions of any crypto asset on the LaneAxis Blockchain. As companies migrate documents or data into the LaneAxis Blockchain for minting NFTs, the Company aims to act as an information aggregator. As the Company expands, it intends to stay compliant with U.S. Federal and State securities laws and Section 5 of the Securities Act of 1933, as amended.”

However, in response to the Staff’s comment, the Company has included on page 8 of the Amended Offering Statement the following new risk factor.

“We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws or regulations could adversely affect our business, prospects or operations.

Our business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptoasset custody, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, cryptoassets (including NFTs) and related technologies. As a result, they do not contemplate or address unique issues associated with the crypto economy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of the crypto economy requires us to exercise our judgement as to whether certain laws, rules and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or operations. As cryptoassets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies (e.g., the Commodity Futures Trading Commission, the SEC, the Financial Crimes Enforcement Network and the Federal Bureau of Investigation) have begun to examine the operations of cryptoasset networks, cryptoasset users and cryptoasset exchange markets.

Ongoing and future regulatory actions could effectively prevent our ongoing or planned business operations, limiting or preventing future business plans and our revenue generation and limiting or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, operations and financial condition.”

* * *

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Staff have any questions or comments, or require any additional information regarding any of the responses or the Amended Offering Statement, please contact the undersigned at 212-335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at 212-335-0465 or js@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy, Esq.
For the Firm

Cc:	Securities and Exchange Commission
Joshua Shainess, Legal Branch Chief

LaneAxis, Inc.
Rick Burnett, Chief Executive Officer